Ex-99.1 a)


                         Independent Accountants' Report



The Board of Directors
Liberty Lending Services, Inc.


We have examined management's assertion, included in the accompanying Management Assertion Regarding Compliance with the Uniform Single Attestation Program for Mortgage Bankers Minimum Servicing Standards, that Liberty Lending Services, Inc. ("Liberty Lending") complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS as of and for the eighteen months ended December 31, 2001. Liberty Lending's management is responsible for Liberty Lending's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about Liberty Lending's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Liberty Lending's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Liberty Lending's compliance with the minimum servicing standards.

In our opinion, management's assertion that Liberty Lending Services, Inc. complied with the aforementioned minimum servicing standards during the eighteen months ended December 31, 2001 is fairly stated in all material respects.

/s/ PriceWaterHouseCoopers LLC

March 8, 2002